399 Route 23
Franklin, New Jersey 07416-0353
www.sussexbank.com

January 5, 2009

Via Edgar

United States Securities and Exchange Commission
Washington, DC 20549
Mail Stop: 4561
Attn:  William C. Friar, Senior Financial Analyst

Re:	Sussex Bancorp. Amendment No. 1 to
Preliminary Proxy Statement on Schedule 14A
File No.: 001-12569 – Filed: December 11, 2008

Dear Mr. Friar:
This letter will respond to the comments contained in your December 22, 2008 letter regarding the above-referenced filing.  We will address your comments in the order they appear in your December 22 letter.

1.            Supplementally provide us with the supporting calculations for the preferred, warrant preferred, and discount amounts.

Attached hereto as Exhibit A is a spreadsheet showing the calculations for the preferred, warrant preferred and discount amounts used in the proxy statement.

2.            Please update the proxy statement to note the current status of your application.

The proxy statement has been updated to reflect the fact that the Company’s application to participate in the CPP has received preliminary approval from the Treasury.  See page 6.

3.            As we requested, discuss any material effect on your liquidity, capital resources or results of operations if the proposal is approved and the Treasury Department denies your application.

As noted above, the Company’s application to participate in the CPP has been

United States Securities and Exchange Commission
January 5, 2009

preliminarily approved by the Treasury Department. Notwithstanding such approval, we have added disclosure stating that we do not believe that there would be any material adverse effect on the Company’s liquidity, capital resources or results of operations if the Treasury Department fails to close or had denied the Company’s application to participate in the CPP.

4.           Revise the first paragraph and the use of proceeds to only use a factually supportable initial investment, such as short term borrowing reductions or the purchase of agency securities, without any ratable deployment assumptions.

The first paragraph under the heading “Certain Proforma Financial Information” and the proforma balance sheet and income statements have been revised to reflect only the initial investment of the $9,989,000 in CPP proceeds into Federal funds sold, and reference to the Company’s proposed leveraging strategy has been deleted from both this explanatory paragraph and the proforma balance sheet and income statements and notes thereto.

5.           Revise footnote 1 consistent with the comment 4 above, i.e. only use the initial use of the proceeds, e.g., “the initial use of the proceeds will be to reduce short-term debt which carries a weighted average rate of x%”.

Please see response to comment no. 4 above.

6.           Revise footnote 1 to disclose how you determined that 4.3 percent is an appropriate rate for brokered deposits.

The reference to proceeds of the CPP investment being used to reduce broker deposits has been deleted, as it is not accurate.  The footnote has been revised to instead assume that CPP proceeds shall be invested in Fed Funds Sold earning a yield of 0.625%, consistent with that currently available to the Company through its correspondent bank.

7.           Revise footnote 3 to disclose the specific model used to determine the fair value of the preferred shares in addition to the assumptions used.

The footnote has been revised as requested.

8.           Revise footnote 3 to disclose the aggregate discount amount.

The footnote has been revised as requested.

In connection with this response, on behalf of Sussex Bancorp, I hereby acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in this filing;

United States Securities and Exchange Commission
January 5, 2009

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking from taking any action with respect to the filing; and

•	The Company or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this filing, please do not hesitate to contact me, Candace Leatham, at 973-827-2914 (ext. 161) or Robert A. Schwartz of Windels Marx Lane & Mittendorf, LLP, our counsel, at 732-448-2548.

Very truly yours,

/s/ Candace Leatham

Candace Leatham
Executive Vice President and CFO

CAL:lji

United States Securities and Exchange Commission
January 5, 2009

Exhibit A

Calculation of TARP Amount

A.	Risk Weighted Assets	$332,975
B.	% of Risk Weighted Assets	3.0%
C.	Maximum TARP Funds [A x B]	$9,989

Calculation of Number of Warrants Issued to UST

D.	% of Senior Preferred	15.0%
E.	Aggregate Market Value of Warrant Shares [C x D]	$1,498
F.	Exercise Price (20 Day Trailing Avg., as of 12/11/09)	$5.39
G.	Number of Warrants (000) [E / F]	277.987

Calculation of Warrant Fair Value

Black-Scholes Assumptions
H.	Warrant Term (Years)	10
I.	Exercise Price	$5.39
J.	Current Share Price	$4.54
K.	Risk Free Rate (10-Yr Swap Rate)	2.48%
L.	Dividend Rate	0.00%
M.	Stock Price Volatility	37.5%
N.	Black Scholes Fair Value per Warrant	2.12

O.	Total Fair Value of Warrants [G x N]	$591

United States Securities and Exchange Commission
January 5, 2009

Calcution of Preferred Fair Value

P.	Preferred Face Value	$9,989
Q.	Estimated Years Outstanding	5
R.	Coupon Rate	5.00%
S.	Market Discount Rate	14.00%
T.	Payments per Annum	4

Preferred Cash Flows
		2009
		Q1	Q2	Q3	Q4

U.	Coupon Payment [(P x R) / T]	$125	$125	$125	$125
V.	Principal Repayment
W.	Total Cash Flows [U + V]	$125	$125	$125	$125

X.	PV of Cash Flows [W disounted at 14%]	$121	$117	$113	$110

Preferred Cash Flows (continued)		2010
		Q1	Q2	Q3	Q4

U.	Coupon Payment [(P x R) / T]	$125	$125	$125	$125
V.	Principal Repayment
W.	Total Cash Flows [U + V]	$125	$125	$125	$125

X.	PV of Cash Flows [W disounted at 14%]	$106	$103	$99	$96

Preferred Cash Flows (continued)		2011
		Q1	Q2	Q3	Q4

U.	Coupon Payment [(P x R) / T]	$125	$125	$125	$125
V.	Principal Repayment
W.	Total Cash Flows [U + V]	$125	$125	$125	$125

X.	PV of Cash Flows [W disounted at 14%]	$93	$90	$87	$84

Preferred Cash Flows (continued)		2012
		Q1	Q2	Q3	Q4

U.	Coupon Payment [(P x R) / T]	$125	$125	$125	$125
V.	Principal Repayment
W.	Total Cash Flows [U + V]	$125	$125	$125	$125

X.	PV of Cash Flows [W disounted at 14%]	$82	$79	$76	$74

United States Securities and Exchange Commission
January 5, 2009

Preferred Cash Flows (continued)		2013
		Q1	Q2	Q3	Q4

U.	Coupon Payment [(P x R) / T]	$125	$125	$125	$125
V.	Principal Repayment				9,989
W.	Total Cash Flows [U + V]	$125	$125	$125	$10,114

X.	PV of Cash Flows [W disounted at 14%]	$72	$69	$67	$5,253

Y.	Fair Value of Preferred [sum row X]	$6,990

Calculation of Preferred / Warrants Balance Sheet Amounts

Fair Values
AA.	Preferred [Y]	$6,990
BB.	Warrants [O]	591
CC.	Total Fair Value	$7,581

Relative Fair Value
DD.	Preferred [AA / CC]	92.2%
EE.	Warrants [BB / CC]	7.8%
FF.	Total Fair Value	100.0%

Relative Values for Balance sheet
DD.	Preferred [DD x C]	$9,211
EE.	Warrants [EE x C]	$778
FF.	Total Fair Value	$9,989